

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 24, 2009

Via Facsimile ((617) 523-1231) and U.S. Mail

Edward A. King, Esq.
Goodwin Procter LLP
Exchange Place
Boston, MA 02109

> **Re: EPIX Pharmaceuticals, Inc.**
> **Schedule TO-I/A filed April 21, 2009**
> **SEC File No. 005-52847**

Dear Mr. King:

We have reviewed your filing and have the following comments.

Offer to Exchange

Cover page

1.   Without necessarily agreeing with your analysis, we will not reissue comment 3 as it concerned the agreement with holders of 83% of the securities for those holders to tender and not withdraw their securities. However, we continue to believe that the agreement of security holders not to withdraw their securities does not appear to comply with the provisions of Section 29 of the Exchange Act.

Closing Comments

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions